                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549




                                FORM 11-K





(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)



For the fiscal year ended December 31, 1993


                                   OR



( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transition period from ________ to ________

Commission file number 0-10181


                   ELJER TAX REDUCTION INVESTMENT PLAN

                          (Full Title of Plan)


                         ELJER INDUSTRIES, INC.

                          17120 DALLAS PARKWAY

                          DALLAS, TEXAS  75248

     (Name of Issuer of the Securities Held Pursuant to the Plan and
             the Address of its Principal Executive Office)

                               SIGNATURES





     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                              Eljer Tax Reduction Investment Plan


June 29, 1994
                              By: /s/ Henry W. Lehnerer
                                  ---------------------
                                  Henry W. Lehnerer
                                  Member of the Administrative
                                  and Investment Committee


                               By: /s/ Charles R. Wackenhuth
                                  -------------------------
                                  Charles R. Wackenhuth
                                  Member of the Administrative
                                  and Investment Committee


                              By: /s/ Brooks F. Sherman
                                  ---------------------
                                  Brooks F. Sherman
                                  Member of the Administrative
                                  and Investment Committee

ELJER INDUSTRIES, INC.
TAX REDUCTION INVESTMENT PLAN

Financial Statements
As Of December 31, 1993 And 1992

Together With Report Of Independent Public Accountants

                         ELJER INDUSTRIES, INC.
                      TAX REDUCTION INVESTMENT PLAN
                      -----------------------------

                            TABLE OF CONTENTS
                            -----------------

                                                            Page
                                                            ----
Report of Independent Public Accountants                     F-1

Financial Statements:

 Statements of Net Assets and Participants' Equity           F-2

 Statements of Changes in Net Assets
    and Participants' Equity                                 F-3

 Notes to Financial Statements                               F-4

Schedules:

   I -  Supplemental Schedule of Assets Held for Investment
        Purposes at December 31, 1993 (Item 27a)             F-8

  II -  Supplemental Schedule of Reportable Transactions
        for the Year Ended December 31, 1993 (Item 27d)      F-9

 Exhibit 24 - Consent of Independent Public Accountants,
      Arthur Andersen & Co.                                  F-11

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and the Administrative and Investment Committee of the Eljer Tax Reduction Investment Plan:

We have audited the accompanying statements of net assets and participants' equity of the Eljer Tax Reduction Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets and participants' equity for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Administrative and Investment Committee of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets and participants' equity of the Plan as of December 31, 1993 and 1992, and the changes in its net assets and participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN & CO.

Dallas, Texas,
June 6, 1994

                        ELJER INDUSTRIES, INC.
                    TAX REDUCTION INVESTMENT PLAN
                    -----------------------------

         STATEMENTS OF NET ASSETS AND PARTICIPANTS' EQUITY
         -------------------------------------------------
                   AS OF DECEMBER 31, 1993 AND 1992
                   --------------------------------
                       (In thousands of dollars)

                                                  1993        1992
                                                --------    --------
ASSETS:
 Investments at market value-
   Eljer Industries, Inc., common stock          $ 2,429   $ 2,610
   Household International, Inc., common stock     1,340     1,473
   Fixed Income Fund                               6,573     6,938
   Balanced Fund                                   1,874         -
   Equity Fund                                     2,075         -
   Fidelity Equity Income Fund                         -       707
   Fidelity Equity Index Fund                          -       573
   Fidelity Intermediate Bond Fund                     -        79
   Loans to Participants                             682       644
                                                 -------   -------
          Total investments                       14,973    13,024
                                                 -------   -------

 Receivables-
   Employer contributions                            179       188
   Participant contributions                         158       149
   Accrued dividends and interest                     28        32
   Loan repayments                                   115        22
                                                 -------   -------
          Total receivables                          480       391

          Total assets                            15,453    13,415

LIABILITIES:
 Refunds to participants                             100         -
 Loans payable to participants                       102        23
 Unrecognized loss                                    14         -
                                                 -------   -------


          Total liabilities                          216         23
                                                 -------    -------
NET ASSETS AND PARTICIPANTS' EQUITY              $15,237    $13,392
                                                 =======    =======

     The accompanying notes are an integral part of these financial statements.

                         ELJER INDUSTRIES, INC.
                      TAX REDUCTION INVESTMENT PLAN
                      -----------------------------


      STATEMENTS OF CHANGES IN NET ASSETS AND PARTICIPANTS' EQUITY
      ------------------------------------------------------------

          FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
          ----------------------------------------------------
                        (In thousands of dollars)


                                            1993      1992      1991
                                          --------  --------  --------
CONTRIBUTIONS:
  Participant                             $ 1,862   $ 1,711   $ 1,612
  Employer                                    719       674       624

INTEREST INCOME                               468       669       507

DIVIDEND INCOME                               192         4        72

NET UNREALIZED APPRECIATION (DEPRECIATION)
 OF INVESTMENTS                              (417)      814       235

NET REALIZED GAINS ON INVESTMENTS             135        54        93

PARTICIPANT WITHDRAWALS/DISTRIBUTIONS      (1,150)   (1,183)   (1,086)

LOAN REPAYMENTS BY PARTICIPANTS                51        29       177

LOANS MADE TO PARTICIPANTS                    (15)        -      (210)
                                          -------   -------   -------

     Increase in net assets and
         participants' equity               1,845     2,772     2,024

NET ASSETS AND PARTICIPANTS' EQUITY,
  beginning of year                        13,392    10,620     8,596
                                          -------   -------   -------

NET ASSETS AND PARTICIPANTS' EQUITY,
  end of year                             $15,237   $13,392   $10,620
                                          =======   =======   =======


      The accompanying notes are an integral part of these financial statements.

                         ELJER INDUSTRIES, INC.
                      TAX REDUCTION INVESTMENT PLAN
                      -----------------------------

                      NOTES TO FINANCIAL STATEMENTS
                      -----------------------------
                            DECEMBER 31, 1993
                            -----------------


1.  GENERAL DESCRIPTION OF THE PLAN:
    --------------------------------

The Eljer Tax Reduction Investment Plan (the "Plan"), which became effective April 1, 1989 (see Note 5), is a defined contribution plan for eligible employees of Eljer Industries, Inc. (the "Company") and its participating subsidiaries. Subject to certain eligibility requirements, participants may contribute on a pretax basis ("Tax Reduction Contributions") or after-tax basis ("Investment Plan Contributions") up to 15% of their compensation to the Plan through employee payroll deductions. The participants are fully vested in their contributions. Each participant's contributions may, at the Company's discretion, be matched in whole or in part by Company contributions ("Employer Matching Contributions") at a rate determined by the Company. The amount of a participant's contribution eligible for matching may not exceed 6% of the participant's compensation. Each participant will become 100% vested in Employer Matching Contributions after five years of service, upon eligibility for normal or early retirement, death, or permanent disability. Participants may obtain loans from the Plan up to their individual vested balance.
In the event of Plan termination, the account balance of each affected participant shall become 100% vested. With certain exceptions, a participant's Investment Plan Contributions may be withdrawn at any time while Tax Reduction Contributions may not be withdrawn except for an immediate financial hardship, as defined in the Plan, termination of employment or attainment of age 59 1/2. Employer Matching Contributions may be withdrawn after five years of plan participation. Withdrawals may be subject to federal income tax.

Participants may elect to invest their contributions and the Employer Matching Contributions, in a combination of the Company's common stock ("Eljer"), fixed income fund ("Fixed"), the equity fund ("Equity"), or the balanced fund ("Balanced"). At December 31, 1993, the number of participants electing total or partial investment in each of the four funds was as follows: Eljer, 166; Fixed, 701; Equity, 344; and Balanced, 338. In addition, the Plan also has investments in Household International, Inc. ("Household") common stock, which was transferred from the similar Household Manufacturing, Inc. Tax Reduction Investment Plan ("HMI Plan") (see Note 5). No contributions are permitted into the Household fund.

Eljer Manufacturing, Inc., the sponsor, pays all administrative expenses of the Plan and is not reimbursed by the Plan.

2.  SIGNIFICANT ACCOUNTING POLICIES:
    --------------------------------

The accounts of the Plan are maintained on the accrual basis of accounting. Investments in Eljer and Household common stock and the Equity and Balanced funds are carried at market value determined on the basis of quoted market prices. The guaranteed investment contracts are carried at contract value, which represents contributions made under the contracts plus interest at the contract rates. Short-term investments are carried at cost which approximates market. The average cost basis is used in determining gains or losses on securities sold or distributed. Certain prior year amounts have been reclassified to conform with the 1993 presentation.

3.  FORFEITURES:
    ------------

Forfeitures reduced the amount of Employer Matching Contributions and were approximately $9,000, $12,000, and $20,000 for 1993, 1992, and
1991, respectively.

4.  TAX STATUS OF THE PLAN:
    -----------------------

The Plan operates as a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Qualification of the Plan means that a participant will not be subject to federal income taxes on Tax Reduction Contributions and Employer Matching Contributions, or on earnings or appreciation on all account balances held in the Plan, until such amounts either are withdrawn by or distributed to the participant, or are distributed to the participant's beneficiary in the event of the participant's death. The Plan has received a favorable determination letter, dated March 25, 1991, from the Internal Revenue Service that indicates that the Plan meets the requirements of the Code so as to be exempt from taxation under Section 401(a) and 501(a) of the Code.

5.  PLAN INCEPTION:
    ---------------

Prior to April 14, 1989, the Company and its subsidiaries were wholly owned subsidiaries of Household. On April 14, 1989, Household distributed to its shareholders all of the outstanding shares of common stock of the Company.

In preparation for the April 14, 1989, distribution, on April 1, 1989, the equity of the Plan for the participating employees of the Company was transferred from the HMI Plan to the Plan adopted by the Company effective as of April 1, 1989.

6.  SIGNIFICANT INVESTMENTS:
    ------------------------

The following investments represent 5% or more of the net assets and participants' equity at December 31, 1993 and 1992 (in thousands):

                                                      1993      1992
                                                    --------  --------
     Eljer Industries, Inc., common stock            $2,429    $2,610
     Household International, Inc., common stock      1,340     1,473
     Fixed Income Fund                                6,573     6,938
     Balanced Fund                                    1,874         -
     Equity Fund                                      2,075         -
     Fidelity Equity Income Fund                          -       707

7.  RECONCILIATION TO FORM 5500:
    ----------------------------

These financial statements and Schedules I and II do not include $414,000 in benefits payable for 1993, which are included on Form 5500, in order to conform with generally accepted accounting principles.

8.  CONTINGENCIES:
    --------------

Shares of the common stock of the Company represent 5% or more of the Plan's net assets and participants' equity at December 31, 1993. The Company and certain of its subsidiaries are involved in litigation related to the Qest polybutylene plumbing systems, environmental matters, Kowin Development Corporation, shareholder suits, and other matters which, if determined adversely to the Company, may have a material adverse effect on its financial condition or results of operations. On May 23, 1994, United States Brass Corporation
("U.S. Brass"), an indirect, wholly owned subsidiary of the Company, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Texas, Plano Division. The U.S. Brass Chapter 11 filing was necessitated by the substantial contingent liabilities associated with claims and lawsuits filed against U.S. Brass alleging defects in its Qest polybutylene plumbing system. Reference is made to Note 13 "Contingencies" to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended January 2, 1994, the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 1994, and the Company's current report on Form 8-K dated May 27, 1994, as filed with the Securities and Exchange Commission.

In the event the above items have a material adverse effect on the Company, it could affect the market value of the shares of common stock of the Company held in the Plan. However, it will have no impact on any other assets of the Plan, nor any employee's rights to such assets, as the Plan is a separate, distinct entity from the Company.

9.  ALLOCATION OF NET ASSETS AND PARTICIPANTS' EQUITY:
    --------------------------------------------------

The following table presents the allocation of net assets and participants' equity as of December 31, 1993 (in thousands):



                                                         Participant Directed
                                    ---------------------------------------------------------------
                                     Eljer    Household
                                     Common    Common     Fixed                            Plan
                                     Stock     Stock      Income   Balanced   Equity       Loan
                                     Fund       Fund       Fund      Fund      Fund        Fund     Total
                                   ---------  ---------  --------  --------  ---------   --------  -------

ASSETS:
 Investments at market value-
  Eljer Industries, Inc.,
    common stock                    $2,429    $    -     $    -      $    -    $    -      $  -    $ 2,429
  Household International, Inc.
    common stock                         -     1,340          -           -         -         -    $ 1,340
  Fixed Income Fund                      -         -      6,573           -         -         -      6,573
  Balanced Fund                          -         -          -       1,874         -         -      1,874
  Equity Fund                            -         -          -           -     2,075         -      2,075
  Loans to participants                  -         -          -           -         -       682        682
                                    ------    ------     ------      ------    ------      ----    -------

          Total investments          2,429     1,340      6,573       1,874     2,075       682     14,973

 Receivables-
  Employer contributions                98         -         36          22        23         -        179
  Participant contributions             14         -         70          30        44         -        158
  Accrued dividends and interest         -         -         28           -         -         -         28
  Loan repayments                        4         -          7           7         6        91        115
  Transfers                              4       (11)       (47)         17        37         -          -
                                    ------    ------     ------      ------    ------      ----    -------

          Total receivables            120       (11)        94          76       110        91        480
                                    ------    ------     ------      ------    ------      ----    -------

          Total assets               2,549     1,329      6,667       1,950     2,185       773     15,453

LIABILITIES:
  Refunds to participants                8         -         53          13        26         -        100
  Loans payable to participants          4         1         22           6         -        69        102
  Unrecognized loss                     14         -          -           -         -         -         14
                                    ------    ------     ------      ------    ------      ----    -------

          Total liabilities             26         1         75          19        26        69        216
                                    ------    ------     ------      ------    ------      ----    -------

NET ASSETS AND PARTICIPANTS'
 EQUITY                             $2,523    $1,328     $6,592      $1,931    $2,159      $704    $15,237
                                    ======    ======     ======      ======    ======      ====    =======

10.  ALLOCATION OF CHANGES IN NET ASSETS AND PARTICIPANTS' EQUITY:
     -------------------------------------------------------------

The following table presents the allocation of changes in net assets and participants' equity for the year ended December 31, 1993 (in thousands):



                                                    Participant Directed
                               ------------------------------------------------------------------------------
                                Eljer  Household                               Fidelity   Fidelity
                               Common   Common    Fixed                         Equity     Equity    Fidelity    Plan
                                Stock    Stock    Income   Balanced   Equity    Income     Index       Bond      Loan
                                Fund     Fund      Fund      Fund      Fund      Fund       Fund       Fund      Fund      Total
                               ------  ---------  ------   --------   ------   --------   --------   --------   ------    -------
CONTRIBUTIONS:
  Participant                  $  214    $    -   $  996    $  180     $  253    $   -      $ 175       $  44    $   -    $ 1,862
  Employer                        518         -      110        44         45        -          1           1        -        719

INTEREST INCOME                     -         -      468         -          -        -          -           -        -        468

DIVIDEND INCOME                    52         -        -        15         92       12         17           4        -        192

NET UNREALIZED APPRECIATION
 (DEPRECIATION) OF  INVESTMENTS  (601)      151        -         4         29        -          -           -        -       (417)

NET REALIZED GAINS (LOSSES) ON
 INVESTMENTS                      (15)        9       10        45          -       72         11           3        -        135

PARTICIPANT WITHDRAWALS/
 DISTRIBUTIONS                   (314)      (86)    (623)      (20)       (36)     (15)       (55)         (3)       2     (1,150)

INTERFUND TRANSFERS              (109)     (189)  (1,359)     1,641     1,762     (766)      (839)       (141)       -          -

LOAN REPAYMENTS BY PARTICIPANTS    40         -      184         46        33        -         26           5     (283)        51

LOANS MADE TO PARTICIPANTS        (58)       (5)    (244)       (24)      (19)      (1)        (4)         (1)     341        (15)
                               ------    ------   ------     ------    ------    -----      -----       -----    -----    -------

    Increase (decrease) in net
    assets and participants'
    equity                       (273)      (120)   (458)     1,931     2,159     (698)      (668)        (88)      60      1,845

NET ASSETS AND PARTICIPANTS'
 EQUITY, beginning of year      2,796      1,448   7,050          -         -      698        668          88      644     13,392
                               ------     ------  ------     ------    ------    -----      -----       -----    -----    -------

NET ASSETS AND PARTICIPANTS'
 EQUITY, end of year           $2,523     $1,328  $6,592     $1,931    $2,159    $   -      $   -       $   -    $ 704    $15,237
                               ======     ======  ======     ======    ======    =====      =====       =====    =====    =======

                                                                    SCHEDULE I



ITEM 27(a) - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
- - -------------------------------------------------------------------------

                               AT DECEMBER 31, 1993
                               --------------------
              (In thousands of dollars, except per share amounts)

  (a)                (b)                         (c)                      (d)           (e)
                                             Description
Party in                                         of                                    Market
Interest   Identity of Party Involved         Investment                  Cost         Value
- - --------   --------------------------    ---------------------           -------       -------

   *       Eljer Industries, Inc.        Eljer Industries, Inc.          $ 3,789       $ 2,429
                                         Common Stock, par value $1
                                         Acct # 30-06-100-3103645

   *       NationsBank Trust             Household International, Inc.       500         1,340
                                         Common Stock, par value $1
                                         Acct # 30-06-100-3103611

   *       NationsBank Trust             Fixed Income Fund **              6,573         6,573
                                         Acct #30-06-100-3103629

   *       NationsBank Trust             Balanced Fund                     1,879         1,874
                                         Acct # 30-06-100-0075390

   *       NationsBank Trust             Equity Fund                       2,060         2,075
                                         Acct # 30-06-100-0075382

   *       Eljer Tax Reduction           Loans to Participants                 -           682
            Investment Plan              Maturity 1 to 25 years          -------       -------
                                         Interest rates 7% to 13%
                                         Acct # 30-06-100-3103652

                                                                         $14,801       $14,973
                                                                         =======       =======

   *    Each identified person/entity known to be a
        party-in-interest.
   **   Interest rates vary


This supplemental schedule lists assets held for investment purposes at December 31, 1993, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                   SCHEDULE II
                                                                   Page 1 of 2






                              ELJER INDUSTRIES, INC.
                          TAX REDUCTION INVESTMENT PLAN
                          -----------------------------


        ITEM 27(d) - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
        -------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1993
                      ------------------------------------

                                 EIN:  36-3114796


       (a)                    (b)                      (c)           (d)           (g)        (i)
                                                                                               Net
   Identity of             Description               Purchase      Selling       Cost of      Gain/
  Party Involved             of Asset                 Price         Price         Asset      (Loss)
- - ------------------     --------------------         ----------    ----------   ----------   --------

INDIVIDUAL TRANSACTIONS:
NationsBank Trust      Fixed Income Fund *          $3,261,170    $        -   $3,261,170   $      -
NationsBank Trust      Fixed Income Fund *           2,198,964             -    2,198,964          -
NationsBank Trust      Fixed Income Fund *                   -       947,518      937,705      9,813
NationsBank Trust      Fixed Income Fund *                   -     4,283,156    4,171,333    111,823
NationsBank Trust      Fixed Income Fund *                   -     2,080,043    2,080,043          -
NationsBank Trust      Fixed Income Fund *                   -     4,350,740    4,350,740          -
NationsBank Trust      Fidelity Equity Index Fund            -       766,143      719,023     47,120
NationsBank Trust      Fidelity Equity Income Fund           -       770,657      594,047    176,610




*  Interest rates vary

Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions. Category (h) Current Value is the same as Purchase Price or Selling Price.


     This supplemental schedule lists individual and series transactions in excess of 5% of the fair market value of the respective fund assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                   SCHEDULE II
                                                                   Page 2 of 2


                                ELJER INDUSTRIES, INC.
                            TAX REDUCTION INVESTMENT PLAN
                            -----------------------------

   ITEM 27(d) - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)
   -------------------------------------------------------------------------

                         FOR THE YEAR ENDED DECEMBER 31, 1993
                         ------------------------------------

                                    EIN:  36-3114796

         (a)                      (b)                    (c)            (d)           (g)          (i)
                                                                                                   Net
     Identity of              Description             Purchase        Selling       Cost of       Gain/
   Party Involved              of Asset                 Price          Price         Asset        (Loss)
- - --------------------        ---------------          ----------      ---------     ---------     --------

SERIES TRANSACTIONS:
Eljer Industries, Inc.      Eljer Industries, Inc.
                            Common Stock
                            27 Purchases             $   970,410     $        -    $   970,410   $       -
                            44 Sales                           -        325,856        497,333    (171,477)

Fidelity Investments        Fidelity
                            Investments
                            Equity Index Fund
                            9 Purchases                  290,681              -        290,681           -
                            13 Sales                           -        858,829        804,773      54,056

Fidelity Investments        Fidelity
                            Investments
                            Equity Income Fund
                            8 Sales                            -        790,435        609,897     180,538

NationsBank Trust           Fixed Income Fund
                            13 Purchases              10,133,349              -     10,133,349           -
                             9 Sales                           -      7,892,213      7,763,602     128,611

NationsBank Trust           Balanced Fund
                            9 Purchases                  920,550              -        920,550           -

NationsBank Trust           Equity Fund
                            18 Purchases               1,363,986              -      1,363,986           -
                             8 Sales                           -         37,129         35,543       1,586

Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions. Category (h) Current Value is the same as Purchase Price or Selling Price.


    This supplemental schedule lists individual and series transactions in excess of 5% of the fair market value of the respective fund assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.